For the Reporting Period Ended February 29, 2008
File No. 811-02896
Dryden High Yield Fund, Inc.


                           SUBITEM 77D
          POLICIES WITH RESPECT TO SECURITY INVESTMENT


                  DRYDEN HIGH YIELD FUND, INC.

                 Supplement dated March 19, 2008
                               to
               Prospectus dated December 28, 2007


This supplement sets forth certain changes to the Prospectuses of The Dryden High Yield Fund, Inc. (the Fund), dated December 28,
2007. The following should be read in conjunction with the Fund's
Prospectuses and should be retained for future reference.

Investment Policy Change

The Board of Directors of the Fund recently approved an investment policy change for the Fund. All references in the prospectus to the Fund investing at least 80% of the Fund's investable assets in lower-rated fixed-income "securities" is deleted and replaced with a reference to the Fund investing at least 80% of the Fund's investable assets in lower-rated fixed-income "instruments".

The first paragraph appearing under the heading "Investment
Objectives and Principal Strategies" is hereby deleted in its entirety and replaced with the following information:

     Our primary investment objective is to maximize current income . To achieve our income objective, we invest, under normal circumstances, at least 80% of the Fund's investable assets in a diversified portfolio of high yield fixed-income instruments rated Ba or lower by Moody's Investors Service (Moody's) or BB or lower by Standard & Poor's Ratings Group (Standard & Poor's), and instruments either rated by another major rating service or instruments considered by us to be of comparable quality, that is, junk bonds. The term "investable assets" in this prospectus refers to the Fund's net assets plus any borrowings for investment purposes. The Fund's investable assets will be less than its total assets to the extent that it has borrowed money for non-investment purposes, such as to meet anticipated redemptions. As a secondary investment objective, we will seek capital appreciation , but only when consistent with our primary investment objective of current income. The Fund will provide 60 days' prior written notice to shareholders of a change in the 80% policy stated above.

The third paragraph appearing under the heading "Investment
Objectives and Policies" is hereby deleted in its entirety and replaced with the following information:

     The Fund may invest in debt (fixed-income) securities of companies or governments. Bonds and other debt securities are used by issuers to borrow money from investors. The borrower pays the investor a fixed or variable rate of interest and must repay the amount borrowed. Consistent with its primary investment objective, under normal circumstances, the Fund will invest at least 80% of the Fund's investable assets in lower-rated fixed-income instruments. The Fund may invest up to 100% of its assets in lower-rated fixed-income instruments. A rating is an assessment of the likelihood of the timely payment of interest and repayment of principal and can be useful when comparing different debt obligations. An investor can evaluate the expected likelihood of default by an issuer by looking at its ratings as compared to another similar issuer. A description of bond ratings is contained in Appendix A.

Benchmark Change

The Board of Directors of the Fund recently approved the use of the Lehman Brothers U.S. Corporate High Yield 1% Issuer Capped
Index in place of the Lehman Brothers U.S. Corporate High Yield
2% Issuer Capped Index as one of the Fund's benchmarks.

To reflect the change in the Fund's benchmark, the table of average annual total returns appearing in the section of the Prospectus titled "Risk/Return Summary - Evaluating Performance" is hereby amended by including information pertaining to the Lehman Brothers U.S. Corporate High Yield 1% Issuer Capped Index as set forth below as of December 31, 2007:


      Index      One Year   Five       Ten Years  Since
                         Years                Inception

     Lehman
     High Yield 1%
     Issuer Capped
      Index      2.50%      10.61%     5.64%     N/A


   The Lehman Brothers U. S. Corporate High Yield 1% Issuer Capped Index (1% Issuer Capped Index) covers the universe of U.S. dollar denominated, non-convertible, fixed rate, non-investment grade debt. Issuers are capped at 1% of the Index. Index holdings must have at least one year to final maturity, at least $150 million par amount outstanding, and be publicly issued with a rating of Ba1 or lower. Index returns do not include the effect of any sales charges, mutual fund operating expenses or taxes. These returns would be lower if they included the effect of sales charges, operating expenses and taxes. The 1% Issuer Capped Index returns since the closest calendar month-end following the inception of Class R shares is 5.84%. Source: Lehman Brothers.